

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 20, 2010

Dr. Gerald Paul
President and Chief Executive Officer
Vishay Intertechnology, Inc.
63 Lancaster Avenue
Malvern, Pennsylvania 19355-2143

> **Re:** **Vishay Intertechnology, Inc.**
> **Form 10-K for the fiscal year December 31, 2009**
> **Filed February 26, 2010**
> **File No. 1-07416**

Dear Dr. Paul:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis

Overview, page 33

1.   When drafting future "Overview" sections for your Management's Discussion and Analysis of Financial Condition and Results of Operations in your future filings, please carefully review the guidance in Release 34-48960 (December 19, 2003). As noted in that release, an overview should include the most important matters on which a company's executives focus in evaluating financial condition and operating performance and provide a context for the discussion and analysis of the financial statements. A good overview should:

- be a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company's financial condition and operating results;

- include economic or industry-wide factors relevant to the company;

- provide insight into the material opportunities, challenges and risks on which the company's executives are most focused and the actions the company's executives are taking to address those opportunities, challenges and risks; and

- address other issues mentioned in the Release.

We note, for example, the themes and matters discussed in your August 3, 2010 earnings conference call, your historical acquisition strategy, your comments on the conference call regarding your future acquisition strategy, and the restructuring and severance costs incurred in each year since 2001.

Item 11. Executive Compensation, page 68

2.   We refer to your disclosure under "Performance Philosophy" that you have incorporated by reference from page 21 of your proxy statement. You indicate that the bonuses for the named executive officers were keyed to an "adjusted net income" performance metric. In future filings, disclose the level of adjusted net income necessary for such bonuses to be earned and more clearly explain and quantify how "adjusted net income" differs from your GAAP net income.

3.   We refer to your disclosure under "Compensation Components" that you have incorporated by reference from page 23 of your proxy statement. We note you disclose on page 23 that the compensation committee reviewed data on 47 public companies but "did not select specific peer group" whereas your disclosure on page 24 states that for base salary purposes the compensation committee "selected the group of peer group companies." In future filings, please reconcile this disclosure and for any element of compensation where the compensation committee utilized peer group data, please identify the companies in the peer group and disclose how the data was utilized.

4.   We note the disclosure of factors considered by the compensation committee in determining base salary in the first paragraph under the section "Base Salary" on page 24 of your proxy statement. In future filings, clarify how you weigh the factors in determining base salary.

5.   We note the disclosure under "Incentive Compensation" on page 24 of your proxy statement that goals are established at the beginning of each calendar quarter. In future filings, disclose the goals, and for each goal disclose whether it was met.

6.   We note your disclosure regarding performance goals in the last two paragraphs
        on page 44 and the performance criteria described in the first paragraph on
        page 45 of your proxy statement. In future filings, please disclose the goals and
        criteria and disclose whether each was met.

7.   Regarding the goals and criteria referred to in our comments above, in future
        filings provide more specific disclosure of the nature of the goals and criteria
        without disclosing information that is appropriate for confidential treatment. To
        the extent you believe disclosure of such information, on a historical basis, would
        result in competitive harm such that the information could be excluded under
        Instruction 4 to Item 402(b) of Regulation S-K, provide us with a detailed
        explanation supporting your conclusion. Refer to Question 118.04 of the
        Regulation S-K Compliance and Disclosure Interpretations available on our
        website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. To
        the extent that it is appropriate to omit specific goals, you are required to provide
        appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K.
        In discussing how difficult or likely it will be to achieve the goals and criteria,
        you should provide as much detail as necessary without disclosing information
        that poses a reasonable risk of competitive harm.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company
and its management are in possession of all facts relating to a company's disclosure, they
are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the
company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure
  in the filing;

- staff comments or changes to disclosure in response to staff comments do
  not foreclose the Commission from taking any action with respect to the
  filing; and

- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws
  of the United States.

You may contact Tom Jones at (202) 551-3602 or Tim Buchmiller, Senior Attorney, at (202) 551-3635 if you have any questions.

Sincerely,

Martin James
Acting Assistant Director

cc: Marc L. Frohman, Esq.
        Senior Vice President, Corporate General
        Counsel & Corporate Secretary
        (via facsimile)